Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 18/05/2010

To: All Canadian Securities Regulatory Authorities

Subject: GLG LIFE TECH CORPORATION (Amendment)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	13/05/2010
Record Date for Voting (if applicable) :	13/05/2010
Beneficial Ownership Determination Date:	13/05/2010
Meeting Date :	**25/06/2010 (amended)**
Meeting Location (if available) :	Pan Pacific Hotel, Canada Place, Vancouver, BC V6C 3B5

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	361793201	CA3617932015

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for GLG LIFE TECH CORPORATION